United states

Securities and exchange commission

WashinGton, d.c. 20549

Schedule 13G

Under the securities exchange act of 1934

(AMENDMENT NO. 2)

ImmunoCellular Therapeutics, Ltd.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452536105

(CUSIP Number)

December 31, 2011

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❑	Rule 13d-1(b)
☑	Rule 13d-1(c)
❑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act.

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1.	NAME OF REPORTING PERSON

Socius CG II, Ltd.

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,350,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,350,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

4.4%

12.	TYPE OF REPORTING PERSON

OO

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1.	NAME OF REPORTING PERSON

Socius Capital Group, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

27-1051956

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,350,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,350,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

4.4%

12.	TYPE OF REPORTING PERSON

HC

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1.	NAME OF REPORTING PERSON

Terren S. Peizer

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ❑

(b) ❑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,350,000 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

1,350,000 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,350,000 (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ❑

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

4.4%

12.	TYPE OF REPORTING PERSON

IN

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ITEM 1	(a)	Name of Issuer:

ImmunoCellular Therapeutics, Ltd.

	(b)	Address of Issuer’s Principal Executive Offices:

1900 Burbank Boulevard, Third Floor, Woodland Hills, CA 91367

ITEM 2	(a)	Name of Person Filing:

Socius CG II, Ltd.
Socius Capital Group, LLC
Terren S. Peizer

	(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Socius CG II, Ltd. is:
Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.
The address of the principal business office of Socius Capital Group, LLC, and Mr. Peizer is:
11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA 90025.

	(c)	Citizenship:

Socius CG II, Ltd. is a Bermuda exempted company.
Socius Capital Group, LLC is a Delaware limited liability company.
Mr. Peizer is a United States citizen.

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

	(e)	CUSIP NUMBER:

452536105

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ITEM 3:	If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act;
❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act;
❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
❑	d.	Investment company registered under Section 8 of the Investment Company Act of 1940;
❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
❑	j.	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
❑	k.	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution.

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,350,000

(b)	Percent of class: 4.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,350,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,350,000

(iv)	Shared power to dispose or to direct the disposition of: 0

See items 5-8 of cover pages.

* The shares are issuable upon the exercise by Socius CG II, Ltd. of its right to purchase such shares under a warrant to purchase common stock dated May 2, 2010. For purposes of calculating the percent of class, the reporting persons have assumed that there were a total of 29,213,984 shares of common stock outstanding as disclosed in the issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2011.

ITEM 5:	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

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ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2012	SOCIUS CG II, LTD.

		By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated:	February 14, 2012	SOCIUS CAPITAL GROUP, LLC

		By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated:	February 14, 2012	/s/ Terren S. Peizer
Terren S. Peizer

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EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G

EXHIBIT 2

Joint Filing Agreement among Socius CG II, Ltd., Socius Capital Group, LLC,

and Terren S. Peizer

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Exhibit 1

Socius CG II, Ltd. is a subsidiary of Socius Capital Group, LLC

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Exhibit 2

JOINT FILING AGREEMENT

This Joint Filing Agreement, entered into and effective as of February 14, 2012, is made by and among Socius CG II, Ltd., Socius Capital Group, LLC, and Terren S. Peizer (each, a “Filer” and, collectively, the “Filers”) pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

 Each of the Filers hereby acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the Filers and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the Filers without the necessity of filing additional joint filing agreements. Each Filer acknowledges that such Filer shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning such Filer contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any of the other Filers, except to the extent that such Filer knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice to the other Filers.

Dated:	February 14, 2012	SOCIUS CG II, LTD.

		By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated:	February 14, 2012	SOCIUS CAPITAL GROUP, LLC

		By:	/s/ Terren S. Peizer
Name: Terren S. Peizer
Its: Managing Director

Dated:	February 14, 2012	/s/ Terren S. Peizer
Terren S. Peizer

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